Exhibit (d)(4)(iv)

September 30, 2010

ING Series Fund, Inc.

7337 East Doubletree Ranch Road

Scottsdale, AZ 85258-2034

Re:	Expense Limitations

Ladies and Gentlemen:

By our execution of this letter agreement, intending to be legally bound hereby, ING Investments, LLC (“ING Investments”), the Adviser to ING Core Equity Research Fund and ING Small Company Fund (together, the “Funds”), agrees that ING Investments shall, from September 30, 2010 through and including October 1, 2011, waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Funds shall be as follows:

Name of Fund	Maximum Operating Expense Limit (as a percentage of average net assets)
	Classes
	A	B	C	I	O	W
ING Core Equity Research Fund	1.08%	1.83%	1.83%	0.75%	1.08%	0.83%

ING Small Company Fund	1.50%	2.25%	2.25%	1.04%	1.50%	1.25%

We are willing to be bound by this letter agreement to lower our fees for the period from September 30, 2010 through and including October 1, 2011. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the Expense Limitation Agreement shall apply, subject to possible recoupment by ING Investments within three years. This letter agreement shall terminate upon termination of the Expense Limitation Agreement.

Sincerely,

/s/ Todd Modic

Name: Todd Modic

Title:   Senior Vice President

7337 East Doubletree Ranch Road	Tel: 480.477.3000	ING Investments, LLC
Scottsdale, AZ 85258-2034	Fax: 480.477.2700
www.ingfunds.com